August 31, 2018

Kevin S. Crutchfield
Chief Executive Officer
Contura Energy, Inc.
340 Martin Luther King Jr. Blvd.
Bristol, Tennessee 37620

       Re: Contura Energy, Inc.
           Registration Statement on Form S-4
           Filed August 21, 2018
           File No. 333-226953

Dear Mr. Crutchfield:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Cover Page

1. We note your response to comment 1. Please also disclose the total amount of securities offered in Alpha's letter to stockholders. See Item 1 of Form S-4 and
Item 501(b)(2) of
       Regulation S-K.
Management's Discussion and Analysis of Financial Condition and Results of Operations ANR, page 241

2. We note your response to comment 8. Please tell us why you believe it is appropriate to recast management's discussion and analysis of Contura's and ANR's financial condition
 Kevin S. Crutchfield
Contura Energy, Inc.
August 31, 2018
Page 2
      and results of operations for the retrospective adoption of ASU 2016-18 and ASU 2017-
      07 when you have not recast the associated financial statements for these adoptions.
Material United States Federal Income Tax Consequences of the Mergers, page 315

3. We note your response to comment 9. As you have elected to use a short-form tax opinion, please revise the opinion filed as exhibit 8.1 and the disclosure in the filing to state clearly that the tax consequences described in this section is the opinion of Davis
      Polk. For guidance, see Sections III.B.2 and III.C.2 of Staff Legal Bulletin No. 19 (CF).
Notes to Pro Forma Condensed Combined Financial Information
L. Adjustments to Asset Retirement Obligation, page F-216

4. We note your response to comment 12. Please tell us what Alpha's historical discount rate was and clarify if it changed from the time they emerged from bankruptcy to June 30,
      2018. In addition, tell us the discount rate used to make your pro forma adjustment.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at 202-551-3774 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler at 202-551-3718 if you have questions regarding comments on the engineering related matters. Please contact Michael Killoy at 202-551-7576 or Brigitte
Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

FirstName LastNameKevin S. Crutchfield                      Division of
Corporation Finance
                                                            Office of
Beverages, Apparel and
Comapany NameContura Energy, Inc.
                                                            Mining
August 31, 2018 Page 2
cc:       Byron B. Rooney
FirstName LastName